SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K



                            Report of Foreign Issuer



                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                        For the month of September, 2001

         ..............Yorkshire Power Group Limited....................
                 (Translation of registrant's name into English)

                                  Carliol House
                                  Market Street
                            Newcastle u. Tyne NE1 6NE
                                 United Kingdom
                    (Address of principal executive offices)


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The Registrant hereby reports that, on September 21, 2001, CE Electric UK plc, an indirect wholly-owned subsidiary of MidAmerican Energy Holdings Company ("MidAmerican"), acquired 416,900,001 Ordinary Shares of (pound)1 each in the capital of the Registrant, representing ownership of 94.75 per cent of the issued share capital of the Registrant, from npower Yorkshire Limited, formerly Innogy Finance Limited ("Innogy"). Shortly before the sale of the Registrant's shares to MidAmerican, Innogy caused Yorkshire Electricity Group plc ("YEG"), a wholly-owned subsidiary of the Registrant, to dispose of substantially all of the assets and liabilities relating to the Registrant's electricity and gas supply business to Innogy for cash consideration. In connection with such transaction, Innogy redeemed in full the $350 million Series B Senior Notes due 2003 of Yorkshire Power Finance Limited, a subsidiary of the Registrant, and (pound)150 million 8-5/8% Bonds due 2005 of YEG.




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                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

                                           Yorkshire Power
                                           Group Limited


                                           ------------------------------------
                                                       (Registrant)



                                            By:     /s/ Patrick J. Goodman
                                                    ----------------------
                                                    Patrick J. Goodman
                                                    Director


Date:  October 9, 2001